Filed by CBS Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CBS Corporation

Commission File No.: 001-09553

Date: October 26, 2017

Last Updated: October 26, 2017

CBS Corporation Investor Information

On October 19, 2017, CBS Corporation (“CBS”) commenced an exchange offer (the “exchange offer”) related to the split-off of CBS’s radio business. CBS is offering to exchange up to 101,407,494 shares of common stock, par value $0.01 per share (“Radio Common Stock”), of CBS Radio Inc. (“CBS Radio”), which are all of the shares of Radio Common Stock that are owned by CBS, for outstanding shares of Class B common stock, $0.001 par value (“CBS Class B Common Stock”), that are validly tendered and not properly withdrawn, as described in further detail in the Prospectus dated October 19, 2017 (the “Prospectus”).

The number of shares of CBS Class B Common Stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio and the number of shares of CBS Class B Common Stock tendered.

Immediately following consummation of the exchange offer (and, if necessary, the spin-off described below), a special purpose merger subsidiary of Entercom Communications Corp. will be merged with and into CBS Radio, and CBS Radio, as the surviving company, will become a wholly owned subsidiary of Entercom (the “Merger”). In the Merger, each share of Radio Common Stock will be converted into the right to receive one share of Class A common stock of Entercom, par value $0.01 per share (“Entercom Class A Common Stock”). Accordingly, shares of Radio Common Stock will not be transferred to participants in the exchange offer (or the spin-off, if it occurs), such participants will instead receive shares of Entercom Class A Common Stock in the Merger. No trading market currently exists or will exist for shares of Radio Common Stock.

The per-share value of CBS Class B Common Stock and Radio Common Stock for purposes of calculating the exchange ratio will be determined by CBS by reference to the simple arithmetic average of the daily volume—weighted average prices (“VWAP”) on each of the Valuation Dates (as defined below) of CBS Class B Common Stock and Entercom Class A Common Stock on the New York Stock Exchange (the “NYSE”) during a period of three consecutive trading days ending on and including the second trading day preceding the expiration date of the exchange offer period (the “Valuation Dates”).

The daily VWAP will be as reported by Bloomberg L.P. as displayed under the heading Bloomberg VWAP on the Bloomberg pages “CBS UN<Equity>AQR” with respect to CBS Class B Common Stock and “ETM UN<Equity>AQR” with respect to Radio Common Stock (or any other recognized quotation source selected by CBS in its sole discretion if such pages are not available or are manifestly erroneous). The daily VWAPs of CBS Class B Common Stock and Entercom Class A Common Stock obtained from Bloomberg L.P. may be different from other sources of volume-weighted average prices or investors’ or other security holders’ own calculations. CBS will determine the simple arithmetic average of the VWAPs of each stock based on prices provided by Bloomberg L.P., and such determination will be final.

Based on an expiration date of November 16, 2017, which date may be extended, the Valuation Dates are expected to be November 10, November 13, and November 14, 2017. If CBS decides to extend the exchange offer, the Valuation Dates will be reset to the period of three consecutive trading days ending on and including the second trading day preceding such extended expiration date, as may be further extended.

For each $1.00 of CBS Class B Common Stock accepted in the exchange offer, you will receive approximately $1.08 of Radio Common Stock, subject to an upper limit of 5.7466 shares of Radio Common Stock per share of CBS Class B Common Stock. The exchange offer does not provide for a minimum exchange ratio. If the upper limit is in effect, then the exchange ratio will be fixed at that limit. IF THE UPPER LIMIT IS IN EFFECT, AND UNLESS YOU PROPERLY WITHDRAW YOUR SHARES, YOU WILL RECEIVE LESS THAN $1.08 OF RADIO COMMON STOCK FOR EACH $1.00 OF CBS CLASS B COMMON STOCK THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS.

CBS will provide on this website the daily VWAP of both CBS Class B Common Stock and Entercom Class A Common Stock for each day during the exchange offer (including each of the Valuation Dates). The website will also provide indicative exchange ratios commencing on the third trading day of the exchange offer until the first Valuation Date. On the first two Valuation Dates, when the values of CBS Class B Common Stock and Entercom Class A Common Stock are calculated for the purposes of the exchange offer, the website will show the indicative exchange ratios based on indicative calculated per-share values calculated by CBS, which will equal: (i) on the first Valuation Date, the daily VWAP of CBS Class B Common Stock and the Entercom Class A Common Stock for that day; and (ii) on the second Valuation Date, the simple arithmetic mean of the daily VWAPs of CBS Class B Common Stock and the Entercom Class A Common Stock for the first and second Valuation Dates. The website will not provide an indicative exchange ratio on the third Valuation Date. The website will also provide the upper limit and, commencing on the third trading day of the exchange offer when indicative exchange ratios become available, will reflect whether the upper limit on the exchange ratio would be in effect.

Shareholders of CBS Class A common stock, par value $0.001 per share (“CBS Class A Common Stock” and, together with the CBS Class B Common Stock, the “CBS Common Stock”) may participate in the exchange offer either by converting their shares of CBS Class A Common Stock to shares of CBS Class B Common Stock in advance of the expiration of the exchange offer or by conditionally converting such shares of CBS Class A Common Stock into an equal number of shares of shares of CBS Class B Common Stock that will be converted to the extent the CBS Class B Common Stock is accepted for exchange in the exchange offer and, in either case, following the procedures for tendering such shares set forth in the Prospectus.

The exchange offer and withdrawal rights will expire at 11:59 p.m., New York City time, on November 16, 2017, unless the exchange offer is extended or terminated, except with respect to shares of CBS Class B Common Stock held through the CBS 401(k) Plan and the CBS Radio 401(k) Plan (together, the “Savings Plans”) which cannot be withdrawn after 1:00 p.m., New York City time, on November 10, 2017 (unless extended). If the exchange offer is extended, and if administratively feasible, the deadline for receipt of instructions to withdraw or change your previously submitted instructions with respect to shares held through the Savings Plans may also be extended.

CBS will announce on this website and by press release the final exchange ratio as well as whether the upper limit will be in effect, in each case by 11:59 p.m., New York City time, at the end of the second trading day (currently expected to be November 14, 2017) immediately preceding the expiration date of the exchange offer (currently expected to be November 16, 2017).

If the exchange offer is oversubscribed and CBS cannot accept all tenders of CBS Class B common stock at the exchange ratio, then all shares of CBS Class B common stock that are validly tendered will generally be accepted for exchange on a pro rata basis in proportion to the number of shares tendered. We refer to this as “proration.” Stockholders who beneficially own “odd-lots” (less than 100 shares in the aggregate) of CBS Class B common stock and who validly tender all their shares will not be subject to proration (other than participants who hold odd-lot shares as a participant in the Savings Plans).

If the exchange offer is consummated but the exchange offer is not fully subscribed because less than all of the shares of Radio Common Stock owned by CBS are exchanged, or if the exchange offer is consummated but not all of the shares of Radio Common Stock owned by CBS are exchanged due to the upper limit being in effect, the remaining shares of Radio Common Stock owned by CBS will be distributed on a pro rata basis in a spin-off (the “spin-off’) based on the relative economic interest of each such holder in the total outstanding shares of CBS Common Stock, excluding those shares of CBS Class B Common Stock that have been validly tendered and not withdrawn in the exchange offer, to CBS stockholders whose shares of CBS Common Stock remain outstanding after the consummation of the exchange offer. The spin-off, if necessary, would also be consummated immediately prior to the Merger. Any holder of CBS Class B Common Stock who validly tenders (and does not properly withdraw) shares of CBS Class B Common Stock for shares of Radio Common Stock in the exchange offer will waive their rights with respect to such validly tendered shares (but not with respect to any other shares of CBS Class B Common Stock that are not validly tendered or validly tendered and properly withdrawn in the exchange offer) to receive, and forfeit any rights to, shares of Radio Common Stock distributed on a pro rata basis to CBS stockholders in the spin-off.

The completion of the exchange offer is subject to certain conditions as specified in the Prospectus. CBS may waive any or all of the conditions to the exchange offer, subject to limited exceptions.

The information on this website is being provided solely in connection with the exchange offer and should not be used for any other purpose. You should refer to the Prospectus for additional information about the exchange offer. A copy of the Prospectus, forms of a Letter of Transmittal, Notice of Guaranteed Delivery, Notice of Withdrawal and a Conditional Notice of Conversion, the CBS press release announcing the exchange offer, and information for Savings Plans participants are available through the links below.

Date:	October 26, 2017

CBS Class B Common Stock Daily VWAP:	57.3516

Entercom Class A Common Stock Daily VWAP:	11.2880

Indicative Exchange Ratio:	5.5102 x

Upper Limit:	5.7466 x

Upper Limit in Effect:	No

Table of Historical Indicative Calculated Per-Share Values

The table below shows VWAPs and historical indicative calculated per-share values on a given day for shares of CBS Class B Common Stock and shares of Entercom Class A Common Stock, and the corresponding indicative exchange ratio, beginning on the third trading day of the exchange offer period, calculated as though that day were the last Valuation Date of this exchange offer. On each day before the first Valuation Date commencing on the second trading day of the exchange offer, the information in the table will be updated by 4:30 p.m., New York City time, except that no indicative calculated per-share values or indicative exchange ratios will be provided for the first two trading days of the exchange offer period, as such values require daily VWAP data for three trading days.

During the first two Valuation Dates, when the values of CBS Class B Common Stock and Entercom Class A Common Stock are calculated for the purposes of the exchange offer, the website will provide indicative exchange ratios that will be calculated based on the indicative per-share values using actual trading data, as calculated by CBS based on data obtained from Bloomberg L.P., which will equal: (i) on the first Valuation Date, the daily VWAP of CBS Class B Common Stock and the Entercom Class A Common Stock for that day; and (ii) on the second Valuation Date, the simple arithmetic mean of the daily VWAPs of CBS Class B Common Stock and the Entercom Class A Common Stock for the first and second Valuation Dates. The website will not provide an indicative exchange ratio on the third Valuation Date. During the first two Valuation Dates, the indicative exchange ratios and calculated per-share values will be updated at 4:30 p.m., New York City time. This information may reflect up to a 30-minute reporting and upload delay.

The final exchange ratio will be available by 11:59 p.m., New York City time, on the last Valuation Date.

		CBS Class B Common Stock		Entercom Class A Common Stock		Exchange Ratio

Day	Date	Daily VWAP	Indicative Calculated Per-Share Value	Daily VWAP	Indicative Calculated Per-Share Value	Indicative Exchange Ratio Shares of Radio Common Stock to be Exchanged Per Share of CBS Class B Common Stock Tendered(1)(2)	Exchange Ratio Upper Limit in Effect?

1	October 19, 2017	57.6009	N/A*	11.6587	N/A*	N/A*	N/A*

2	October 20, 2017	58.8489	N/A*	11.1204	N/A*	N/A*	N/A*

3	October 23, 2017	58.0938	$58.1812	11.1116	$11.2969	5.5378 x	No

4	October 24, 2017	57.2144	$58.0524	11.0950	$11.1090	5.6190 x	No

5	October 25, 2017	57.1364	$57.4815	11.1231	$11.1099	5.5633 x	No

6	October 26, 2017	57.3516	$57.2341	11.2880	$11.1687	5.5102 x	No

7

8

9

10

11

12

13

14

15

16

17

18

19

20

21

(1)

Subject to proration. See the section in the Prospectus titled “The Exchange Offer—Terms of the Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of CBS Class B Common Stock”.

(2)

Subject to an upper limit of 5.7466 shares of Radio Common Stock for each share of CBS Class B Common Stock accepted in the exchange offer. See the section in the Prospectus titled “The Exchange Offer—Terms of the Exchange Offer—Upper Limit.”

* No indicative calculated per-share values or indicative exchange ratios are provided for the first two trading days of the exchange offer period as such values require daily VWAP data for three trading days.

Source: Bloomberg Finance L.P.

Other Related Information

Prospectus	Letter of Transmittal and Instructions for Letter of Transmittal	Notice of Withdrawal

Notice of Guaranteed Delivery	Press Release — Offer Launch	Notice of Conditional Exercise

Information for Savings Plans Participants
Letter to CBS 401(k) Participants	CBS 401(k) Q&A	CBS 401(k) Blackout Notice
Letter to CBS Radio 401(k) Participants	CBS Radio 401(k) Q&A	CBS Radio 401(k) Blackout Notice

The information agent for the exchange offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

1-866-741-9588 (toll-free for all shareholders in the United States)

1-781-575-2137 (all others outside of the United States)

Forward-Looking Statements

This communication contains certain statements about CBS, CBS Radio and Entercom that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These matters involve risks and uncertainties as discussed in CBS’s and Entercom’s respective periodic reports on Form 10-K and Form 10-Q and current reports on Form 8-K, filed from time to time with the SEC. The forward-looking statements contained in this communication may include statements about the expected effects on CBS, CBS Radio and Entercom of the proposed separation of CBS’s radio business and merger of CBS Radio with an Entercom subsidiary (collectively, the ‘Transaction”); the anticipated timing and benefits of the Transaction and CBS’s, CBS Radio’s and Entercom’s anticipated financial results; and also include all other statements in this communication that are not historical facts. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “Intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “could,” “positioned,” “strategy” “future,” or words, phrases, or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of CBS, CBS Radio and Entercom (as the case may be) and are subject to uncertainty and to changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; CBS’s and Entercom’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain regulatory and shareholder approvals and the anticipated tax treatment of the Transaction and related transactions; the ability to obtain or consummate financing or refinancing related to the Transaction upon acceptable terms or at all; risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, and future prospects; business and management strategies and the expansion and growth of Entercom’s operations; price or trading volume of Entercom’s common stock; failure to pay dividends to holders of Entercom’s common stock; impairment charges for FCC licenses and goodwill; Entercom’s ability to integrate CBS’s radio business successfully after the closing of the Transaction and to achieve anticipated synergies; and the risk that disruptions from the Transaction will harm CBS’s, CBS Radio’s or Entercom’s businesses. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and none of CBS, CBS Radio or Entercom undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Important Notices and Additional Information

In connection with the Transaction, CBS has filed with the SEC a Schedule TO with respect to the exchange offer, CBS Radio has filed with the SEC, and the SEC declared effective on October 19, 2017, a registration statement on Form S-4 and Form S-1 containing a prospectus of CBS Radio relating to the exchange offer and Entercom has filed with the SEC, and the SEC declared effective on October 19, 2017, a registration statement on Form S-4 relating to the Transaction. Entercom has also filed a proxy statement, of which the prospectus contained in Entercom’s registration statement on Form S-4 forms a part, on October 16, 2017. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND ANY AMENDMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CBS, CBS RADIO AND ENTERCOM AND THE TRANSACTION. Investors and security holders may obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of these materials may be obtained free of charge by accessing CBS’s website at www.cbscorporation.com, or from Entercom by accessing Entercom’s website at www.entercom.com. Shareholders may also read and copy any reports, statements and other information filed by CBS or Entercom with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

None of CBS, CBS Radio, Entercom or their respective directors or officers makes any recommendation as to whether any CBS shareholder should participate in the exchange offer. This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

CBS, Entercom and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders in respect of the Transaction under the rules of the SEC. Information regarding CBS’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on February 17, 2017, and in its definitive proxy statement filed with the SEC on April 7, 2017, in connection with its 2017 annual meeting of stockholders. Information regarding Entercom’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on February 28, 2017, and in its definitive proxy statement filed with the SEC on March 17, 2017, in connection with its 2017 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement and proxy statement/prospectus and other relevant materials filed with the SEC.